[LOGO OF ACERGY]

                 ACERGY S.A. AWARDED PIPELAY CONTRACT IN NORWAY

London, England - November 24, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by ConocoPhillips for the installation of an oil transportation pipeline between the Ekofisk and Eldfisk platforms in the Norwegian section of the North Sea.

The contract, valued at approximately $60 million, is for the installation and tie-in of a 9.4 kilometre, 24 inch diameter pipeline. The installation will be undertaken by the Acergy Piper commencing in November 2006 with the tie-in work scheduled for the third quarter of 2007 by the Acergy Osprey.

Oeyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said "This award is perfectly suited to the superior winter working capabilities of the Acergy Piper. It gets our fiscal 2007 pipelay programme off to a good start and is a good fit between the completion of the Langeled pipeline and the Tyrihans pipelay that is scheduled for the second quarter of the year."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACT:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US  +1 877 603 0267 (toll free)

julian.thomson@acergy-group.com

www.acergy-group.com

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